Free Writing Prospectus
Filed Pursuant To Rule 433
Registration No. 333-221842
July 3, 2018

Gold Bug: Retail Demand for Gold Exposure Prompts New Funds

By Jackie Noblett

July 3, 2018

State Street Global Advisors is the latest shop to try to make gold bugs out of price-conscious, buy-and-hold retail investors.

The shop this week launched a low-cost, bite-size version of its giant $33.1 billion SPDR Gold Shares, the SPDR Gold MiniShares Trust.

The new product, developed in partnership with the World Gold Council, takes a page from the playbook of SSGA’s chief rival.

Like the flagship GLD product, Gold MiniShares will invest in and hold gold bullion, but each share will be worth roughly one tenth the amount of gold in GLD. This allows the “mini” version to trade at a far lower share price than GLD.

As of Thursday, the mini version closed at about $12.48 per share, compared with $118.22 per share for GLD.

MiniShares also sports a slimmed-down expense ratio: 18 basis points, compared to 40 bps for GLD. SSGA says at that price, the new fund is the cheapest gold ETF on the market.

“What you’ve seen us do over the years is to make our lineup more client-friendly to different types of clients,” says Noel Archard, head of global product for SSGA’s SPDR ETF business. “GLD has fantastic liquidity, it has very low trading costs and it has that robust options market that supports it. There’s a lot of investors that want that, and [the] management fee is not such an issue if you are one of those types.”

But buy-and-hold retail investors have different needs from the institutional investors that tend to use GLD.

Targeting cost-conscious investors with cheaper product while building a moat around revenue of another successful ETF is a tactic that has been mastered by SSGA’s rival: BlackRock.

That firm made a similar move with the 2012 launch of its “Core” ETF series, which created low-cost versions some of its marquee index ETFs.

It also is another sign of how the gold market has evolved, ETF executives say.

SSGA’s GLD and the $10.9 billion iShares Gold Trust have until now dominated the space, representing 84% of the $56 billion in precious metal ETFs at the end of May, Morningstar Direct data show.

Precious metal ETFs, which incorporate products that invest in gold, silver, platinum and palladium, had seen net sales of nearly $3.4 billion in the first four months of 2018, according to Morningstar Direct data.

At the same time, retail investors and advisors are increasingly thinking about gold as a strategic holding, and it is showing up more often in distributors’ home-office models, ETF model portfolios and even robo-advisors.

As a result, ETF sponsors say, investors are evaluating Gold ETFs on a range of factors, from expense ratio to spreads and trading costs to tax structure. Sponsors are responding with a range of gold-linked products that seek to win the hearts of these more scrupulous investors.

“Traditional drivers of asset allocation haven’t served investors well this year,” says Daniel Prince, head of iShares product consulting for BlackRock.

The shop has also launched a new gold product, the iShares Gold Strategy ETF, which invests in gold futures and its own physical gold ETF. But that fund is structured as a ’40 Act fund rather than a trust.

Advisors tend to prefer a ’40 Act structure over other types of exchange-traded products, but the new ETF was also designed to make it easier for other asset managers to use within funds of funds or other products, Prince says.

For retail advisors, offering a product at a low total cost of ownership — both expense ratios and trading costs — is critical, he adds. Both of iShares’ gold products charge 25 bps.

“Over time, there has been a reallocation of capital, and that’s going to float to lower-cost products,” says Will Rhind, CEO of GraniteShares.

Rhind, a veteran of the precious metal ETF space who has worked at iShares, ETF Securities and World Gold Council, launched GraniteShares in 2016. In May of this year, the New York-based shop debuted the GraniteShares Gold Trust. At 20 bps, it was until this week the cheapest gold ETF on the market.

The idea, Rhind says, was to stand out from both GLD and iShares’s Gold ETFs. GraniteShares entered the space at an attractive price point and share price — $124.66 per share as of Thursday — that made its average spread of a nickel just 0.04% of the net asset value. So far the tactic has worked, he says, as the product has swelled to $253 million in assets during its first month of trading.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.